 BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN ANNOUNCES CHANGES IN THE TERMS OF ITS OUTSTANDING STOCK OPTIONS

TORONTO, ON – January 26, 2009:, Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan” or “the Company”) today announced that the Board of Directors of the Company (“the Board”) approved on December 12, 2008 changes in the terms of 4,825,000 Stock Options issued and outstanding under various Stock Option Plans. These Options were to expire between May 2009 and March 2013 and were to be exercised at exercise prices ranging from US$0.35 to US$1.00, average being US$0.48.

The Board has approved the following changes to the terms of these Options:

1.           The expiry period is extended by one year from the current expiry date.
2.           The exercise price is reduced to US$0.15 per Option.

Bontan currently has 29,820,743 Common shares issued and outstanding.

About Bontan Corporation Inc.

Bontan Corporation Inc. (“the Company”) has recently been involved in oil and gas exploration business. It has now expanded its search for a suitable business opportunity in all sectors.

The Company focuses on projects where the other project partners have proven experience in handling the project successfully and profitably.

For further information, please contact Kam Shah, CEO and CFO, at 416-929-1806. For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200.

No regulatory authority has approved nor disapproved the content of this release.  This press release contains forward-looking statements as defined in US federal and Canadian securities laws (“the laws”).  In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the laws and are subject to the safe harbor created by the laws. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.  We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.